UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 004
MSD EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

(Full title of the plan)
MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)
126 East Lincoln Avenue
Rahway, New Jersey 07065

(Address of principal executive office)

MSD Employee Stock Purchase and Savings Plan
Index

Page(s)

 *    Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of MSD Employee Stock Purchase and Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of MSD Employee Stock Purchase and Savings Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 27, 2023

We have served as the Plan’s auditor since 2002.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

MSD Employee Stock Purchase and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,

(in thousands)	2022	2021
Assets
Investments
Investment in Master Trust, at fair value	$453,257	$529,942

Receivables
Employer contributions	218	215
Participant contributions	725	752
Notes receivable from participants	9,176	9,589

Total receivables	10,119	10,556

Net assets available for benefits	$463,376	$540,498

The accompanying notes are an integral part of these financial statements.

MSD Employee Stock Purchase and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
(in thousands)	2022

Additions (reductions) to net assets attributed to
Investment loss
Plan interest in Master Trust investment loss	$(47,036)

Interest income on notes receivable from participants	440

Contributions to the Plan
By participants	23,614
By employer	6,637

Total contributions	30,251

Transfers in	722

Total additions (reductions)	(15,623)

Deductions from net assets attributed to
Participant withdrawals	(60,141)
Administrative expenses	(30)
Transfers out	(1,328)

Total deductions	(61,499)

Net decrease	(77,122)

Net assets available for benefits
Beginning of year	540,498

End of year	$463,376

The accompanying notes are an integral part of these financial statements.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

1.Description of Plan
The following description of the MSD Employee Stock Purchase and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is designed to provide a systematic means of saving and investing for the future as well as an easy and economical way for employees to become shareholders of Merck & Co., Inc. (“Merck” or the “Company”). Generally, any regular full-time, part-time, or temporary employee, who is a U.S. resident covered by a collective bargaining agreement providing for participation in this Plan as defined by the Plan document, is eligible to participate in the Plan on or after their date of hire or as otherwise provided pursuant to the applicable collective bargaining unit agreement. Merck is the Plan sponsor (the “Sponsor”).

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. The Plan offers a three-tiered approach to investing:

*Retirement Portfolios - a custom set of target date retirement funds;
*Core Funds - a selection of investment options (active and passive) that span a range of asset classes;
*Fidelity Brokerage Link® - a self-directed brokerage account that provides access to more than 12,000 mutual funds.
The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck or their delegates.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Master Trust
The assets of the Plan are maintained, for investment purposes only, on a commingled basis with a portion of the MSD Puerto Rico Savings & Security Plan (the “Puerto Rico Plan”) and all of the assets of the Merck US Savings Plan in the Merck & Co., Inc. Qualified Plans Master Trust (the “Master Trust”). The plans own specific interests in the Master Trust assets.
The portion of Master Trust assets allocable to each plan is based upon the participants’ account balances within each plan. Investment income for the Master Trust is allocated to each plan based on the specific investments held in the Master Trust.
Contributions
Participants may contribute between 2% and 25% of their base pay on a before-tax basis and up to 25% of base pay on an after-tax basis to the Plan, but the total of the before-tax and after-tax contributions cannot exceed a total of 25% of base pay. However, before-tax contributions cannot exceed the statutory limit ($20,500 in 2022). Upon reaching the statutory elective deferral limit, the participant may elect to suspend contributions for the remainder of the year or elect to continue on an after-tax basis.
In addition, the Company makes matching contributions of $0.65 for every $1.00 of an employee's contributions, up to 6% of such employee's base pay (maximum match is 3.90% of base pay) per pay period (to the statutory limit). The combination of before-tax contributions, after-tax contributions and Company matching contributions may not exceed the statutory limit ($61,000 in 2022). Participant and Company matching contributions are invested according to a participant’s elections.
In addition, the Plan permits unmatched before-tax “catch-up contributions” of up to the statutory limit ($6,500 in 2022) by participants who are at least age 50 by year-end.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Vesting
Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short-term loan or up to thirty years for the purchase of a primary residence and bear interest at rates that range from 4.25% to 10.00%. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance(s) and defaulted loan amounts. Principal and interest are paid ratably through payroll deductions. Loan terms are grandfathered into the Plan in accordance with the legacy plan guidelines, including loan terms for participants that transferred into the Plan from a legacy plan.
Payment of Benefits
Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.
Other Matters
Transfers in and out during 2022 relate primarily to transfers between the Plan and the Merck US Savings Plan for employees who changed their status during the year.
2.Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
All investments are recorded at fair value in the accompanying financial statements. Valuation of investments of the Plan represents the Plan’s specific interest in the Master Trust. The Plan’s investment in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and specific investment income less Plan distributions, specific investment losses and allocated expenses.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Realized gains and losses from security transactions are reported on the average cost method.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.
Contributions
Employee and Company matching contributions are recorded in the year in which participant compensation is earned.
Payment of Benefits
Benefits are recorded when paid.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Administrative Expenses

Administrative expenses paid from plan assets include recordkeeping (for inactive participants), loan setup and other fees. Other administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3.Related-Party Transactions
Contributions are held and managed by Fidelity Management Trust Company (“Fidelity” or the “Trustee”), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participants’ payment of interest and principal on the notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.
Certain Plan investments are shares of registered investment companies (mutual funds) and common/collective trusts managed by the Trustee or its affiliates. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan's portion of the investments managed by the Trustee was $27.1 million and $33.9 million at December 31, 2022 and 2021, respectively. During 2022, the Plan’s portion of interest and dividends, realized gains and unrealized losses from investments managed by the Trustee was $0.2 million, $0.1 million and $2.3 million, respectively.
Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s portion of the investment in Merck common stock was $94.4 million and $73.8 million at December 31, 2022 and 2021, respectively. During 2022, the Plan’s portion of dividends, realized and unrealized gains from Merck common stock was $2.4 million, $3.7 million and $26.3 million, respectively. The Plan’s portion of purchases and sales of Merck common stock during 2022 was $2.0 million and $6.5 million, respectively.
4.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.
5.Tax Status
The Plan obtained a tax determination letter from the Internal Revenue Service (“IRS”) dated March 4, 2015, indicating that the Plan had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Sponsor believes that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2022 and 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2019.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

6.Master Trust
The net assets of the Master Trust and the Plan's interest are as follows:

	2022
(in thousands)	Master Trust	MSD Employee Stock Purchase and Savings Plan Interest
Registered investment companies (mutual funds)	$777,215	$28,491
Common/collective trusts	7,515,493	232,509
Equity securities	1,977,065	76,657
Fixed income securities	343,618	10,901
Self-directed brokerage accounts	214,838	9,663
Merck common stock	1,281,137	94,373
Accrued interest and dividends	14,819	849
Other net assets/(liabilities)	(6,238)	(186)

	$12,117,947	$453,257

	2021
(in thousands)	Master Trust	MSD Employee Stock Purchase and Savings Plan Interest
Registered investment companies (mutual funds)	$969,745	$36,015
Common/collective trusts	9,051,462	283,988
Equity securities	2,688,404	109,129
Fixed income securities	421,467	13,818
Self-directed brokerage accounts	236,885	12,287
Merck common stock	934,840	73,800
Accrued interest and dividends	11,436	781
Other net assets/(liabilities)	(2,167)	124

	$14,312,072	$529,942

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Total investment income (loss) of the Master Trust for the year ended December 31, 2022, is as follows:

2022
(in thousands)	Master Trust

Investment income (loss), net
Net appreciation (depreciation)	$(2,019,650)
Interest and dividends	99,199

Total investment income (loss)	$(1,920,451)

7.Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices in active markets for identical assets or liabilities. The Master Trust's Level 1 investments primarily include registered investment companies (mutual funds), self-directed brokerage accounts and common stocks.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Master Trust's Level 2 investments primarily include investments in certain fixed income investments such as government and agency obligations, corporate obligations and mortgage and asset-backed securities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Master Trust did not hold any Level 3 investments at December 31, 2022 and 2021.
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodologies used at December 31, 2022 and 2021.
Within the Master Trust, investments are recorded at fair value as follows:
Registered Investment Companies (Mutual Funds)
Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading. Investments in registered investment companies (mutual funds) generally may be redeemed daily.
Common/Collective Trusts
The common/collective trusts are valued at their respective net asset values, as a practical expedient for fair value. The fair value of investments in the common/collective trusts are determined by their trustee. The Master Trust's investments in common/collective trusts generally may be redeemed daily.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Fixed Income Securities

Fixed income securities, including U.S. government and agency obligations, corporate obligations and mortgage and asset-backed securities, are generally valued on the basis of valuations furnished by a pricing service approved by the Trustee or at fair value as determined in good faith by the Trustee and the Company. The Trustee has the discretionary authority to hire a pricing service to determine valuations using methods based on current market transactions, prices for comparable securities and various relationships between securities which are generally recognized by institutional traders.
Self-Directed Brokerage Accounts
Self-directed brokerage accounts are comprised of mutual funds, which are valued at the net asset value reported by the managers of the funds, typically determined at the close of regular trading.
Equity Securities / Common Stocks
Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on the valuation date, or official close price for certain markets. If no sales are reported for that day, these investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Company.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Master Trust Investments Measured at Fair Value
Master Trust investments measured at fair value as of December 31, 2022 are summarized below:

	December 31, 2022
	Fair Value Measurements Using
(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments in the Master Trust

Registered investment companies	$777,215	$—	$—	$777,215
Equity securities	1,977,065	—	—	1,977,065
Fixed income securities	—	343,618	—	343,618
Self-directed brokerage accounts	214,838	—	—	214,838
Merck common stock	1,281,137	—	—	1,281,137

Investments measured within the fair value hierarchy	$4,250,255	$343,618	$—	$4,593,873

Common/collective trusts measured at NAV practical expedient (1)				$7,515,493

Master trust investments at fair value				$12,109,366

(1) Certain investments that were measured at net asset value (NAV) per share or its equivalent have not been classified in the fair va
+.lue hierarchy. The fair value amounts presented in this table also do not include the Master Trust's accrued interest and dividends or other net assets.

The Plan's interests within the Master Trust as specifically identified in Note 6 are leveled in the same manner as the Master Trust investment categories presented above.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Master Trust Investments Measured at Fair Value
Master Trust investments measured at fair value as of December 31, 2021 are summarized below:

	December 31, 2021
	Fair Value Measurements Using
(in thousands)	Quoted Prices				Total
	In Active	Significant
	Markets for	Other		Significant
	Identical	Observable		Unobservable
	Assets	Inputs		Inputs
	(Level 1)	(Level 2)		(Level 3)

Investments in the Master Trust

Registered investment companies	$969,745	$—		$—	$969,745
Equity securities	2,688,404	—		—	2,688,404
Fixed income securities	—	421,467		—	421,467
Self-directed brokerage accounts	236,885	—		—	236,885
Merck common stock	934,840	—		—	934,840

Investments measured within the fair value hierarchy	$4,829,874	$421,467	$	—	$5,251,341

Common/collective trusts measured at NAV practical expedient (1)					$9,051,462

Master trust investments at fair value					$14,302,803

(1) Certain investments that were measured at net asset value (NAV) per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table also do not include the Master Trust's accrued interest and dividends or other net liabilities.

The Plan's interests within the Master Trust as specifically identified in Note 6 are leveled in the same manner as the Master Trust investment categories presented above.

8.Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued and no events were noted which warrant adjustments to, or disclosure in the financial statements.

MSD Employee Stock Purchase and Savings Plan				Schedule H
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	***	$453,256,782

*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.00% and with maturities through 2052		$9,175,679

		Total		$462,432,461

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSD Employee Stock Purchase and Savings Plan

By:	/s/ Aaron Rosenberg
Aaron Rosenberg
Senior Vice President and Treasurer
June 27, 2023

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	15